Exhibit 99.2

FRANCO-NEVADA CORPORATION

Report of Voting Results

This report is being filed pursuant to section 11.3 of National Instrument 51-102 – Continuous Disclosure Obligations and discloses the voting results for each matter voted upon at the annual and special meeting of shareholders of Franco-Nevada Corporation held on May 2, 2023 (the “Meeting”). The total number of shares voted was 158,489,473 or 82.59% of the total issued and outstanding shares of the Corporation.

Description of Matter	Outcome of Vote

Resolution to elect directors, as proposed in the management information circular for the Meeting.

Each of the nine nominees was elected to hold office until the next annual meeting of the shareholders or until his or her successor is elected or appointed. The report on ballot confirmed shareholders voted as follows:

	Nominee	Votes For	% For	Votes Against	% Against
	David Harquail	148,148,937	98.54%	2,191,587	1.46%
	Paul Brink	149,808,600	99.65%	532,149	0.35%
	Tom Albanese	149,808,493	99.65%	532,332	0.35%
	Derek W. Evans	138,637,407	92.44%	11,340,421	7.56%
	Dr. Catharine Farrow	146,035,840	97.37%	3,941,826	2.63%
	Maureen Jensen	147,752,864	98.52%	2,224,843	1.48%
	Jennifer Maki	147,671,656	98.46%	2,306,045	1.54%
	Randall Oliphant	148,151,062	98.78%	1,826,890	1.22%
	Jacques Perron	149,489,805	99.67%	487,926	0.33%

Resolution to appoint auditors and to authorize the directors to fix the remuneration thereof, as proposed in the management information circular for the Meeting.

PricewaterhouseCoopers LLP were reappointed to the office of auditors until the next annual meeting and the directors were authorized to fix the remuneration of the auditors. The report on ballot confirmed shareholders voted as follows: “for” 155,232,765 (98.17%) and “withheld” 2,893,859 (1.83%).

“Say-on-Pay” advisory resolution regarding the Corporation’s approach to executive compensation, as proposed in the management information circular for the Meeting.

The Corporation’s approach to executive compensation was accepted. On the advisory resolution, the report on ballot confirmed shareholders voted as follows: “for” 145,227,174 (96.83%) and “against” 4,751,454 (3.17%).

DATED as of this 3rd day of May, 2023.

FRANCO-NEVADA CORPORATION

/s/ Lloyd Hong
Name: Lloyd Hong
Title: Chief Legal Officer & Corporate Secretary